# CrowdLustro | Making Investment Research Easy

CrowdLustro is a start-up aggregator of equity crowdfunding offerings, non-fungible token offerings, real estate offerings and collectible offerings designed to assist investors with the investment research process through a suite of due diligence features.

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Show Interest **My Indicated Investment: $300**

| | |
|---|---|
| Security Type<br>Equity | Categories<br>Finance, Technology |
| Min Investment<br>$500 | Location<br>Charleston, SC |
| Target Raise<br>$100.00K-$1.24M | Amount Raised Previously<br>$265,000 |
| Valuation<br>$5,000,000 | Website<br>crowdlustro.com |

Investor Interest: $42,550

CrowdScore

100%

Attachments

Download CrowdLustro-Explainer Video.mp4

## Company Description

### Who We Are 🌐

- CrowdLustro provides a platform that allows investors to search, filter, and research all equity crowdfunding offerings from various FINRA-registered platforms, as well as non-fungible token offerings, real estate offerings and collectible offerings.
- CrowdLustro provides due diligence features with the purpose of eliminating the uncertainty tied to these forms of investment. CrowdLustro strives to be the go-to source for crowdsourced diligence to assist investors in their analysis of crowdfunding investment opportunities! (**Note:** Crowd Diligence Inc. is the proud owner of **CrowdLustro**, **SoCapital** and **The Club Seat** (coming soon!).

Easily Browse Hundreds of Equity Crowdfunding Investment Opportunities

- The volume of equity crowdfunding offerings has rapidly increased since the first campaigns launched in summer of 2016. Now with more than 60+ FINRA approved crowdfunding portals and hundreds of active offerings spread through dozens of industries, finding the investment that's right for you can be a time consuming and laborious task.
- With CrowdLustro, you're able to quickly and

Security Description

*Equity is a stock or any other security representing a direct ownership interest.*

Research Reports

easily review deals using familiar Deal Cards that display the basic information of each offering without you having to click into each deal to understand the most basic terms of the investment...


CrowdLustro

**Search, Sort, Filter, Track and Alert!**

With our Advanced Deal Search, you have access to numerous filters which help narrow down hundreds of deals into fewer opportunities that you care to see. You can also hide deals that are not of interest to you, preventing the deals from displaying. Discover investment opportunities that meet your set criteria without having to wade through hundreds of companies that you don't truly care about.


CrowdLustro
Advanced Deal Search
KYC for Web3


Advanced Deal Search
Save Search

## Crowdsourced Diligence | CrowdLustro's Contributor Program

CrowdLustro features a Contributor program, similar to platforms such as Seeking Alpha. This separate tier of users are awarded the privilege to access a Deal Reports drafting interface wherein they provide opinions and share research on investment opportunities for all users to view. Contributors can build their own personal rating and reputation on the platform!


Company Summary
Deal Terms
Management Team
Use of Proceeds
Investor Perks
Investor Discussion

## How We Make Money 💵

- We plan to do the following: Collect fees from Test the Waters campaigns which help startups gauge investor interest before launching a real fundraise, pay per click fees/referral fees from platforms for passing on investors or issuers, paid membership fees for premium services which include data and research, fees for portfolio monitoring services which allow users to view all their investments in one place, data analytics for institutional or government entities who want data on specific industries, general advertising for companies that want exposure to investors such as financial planners or accountants, geo-targeted

advertising, deal promotion fees paid by issuers, new platform promotion for newer platforms looking to expand their investor base and potential listing fees from the M&A platform introduction.

(In addition, there may be other longer-term opportunities to leverage our rating system and create model portfolios for investors)

**What You Should Know** 📜

- The equity crowdfunding market has begun to accelerate and there are many challenges for investors to sift through the ever-growing number of deals and platforms marketing those deals. This issue is likely to get worse as the market grows. CrowdLustro is helping investors sift through deals more efficiently through innovative, easy-to-use features. The global giving market is also exploding and covered by the **SoCapital** platform (which we own and have accumulated a significant social media following of over 200k).
- In addition, the small business for-sale market is dominated by business brokers using antiquated websites to market the business. By leveraging the crowdfunding model, we can build a more modern

approach to selling small businesses (The Club Seat is a platform created by the same team behind CrowdLustro that is awaiting an official launch).

- Our CEO and Founding Investor **Michael Knox** is a highly experienced investor and entrepreneur with a previous exit to a public company who has the experience to build a team and who has funded this venture to date with over $200,000. Knox has deep experience as both an operator and investor.

**This chart shows the growth in Form C filings over the last few years...**

*Note:* Form C filings grew 303% from 524 in 2017 to 1,586 in 2021 (year:year comparison).



### Known Competitors 👥

- There are several competitors who recognize this market opportunity. The

largest is KingsCrowd who has raised money through crowdfunding in the past and recently raised capital in a Regulation A offering at almost 10x the valuation of this offering for Crowd Diligence Inc. We think we understand the desired user interface better and the need for crowdsourced diligence.

- We also think that more services need to be free to build a user base and that many investors are not willing to pay for many services at this point, but that these users still bring value without paid services through the value of the data, advertising and referrals of users to platforms. We also believe we have the opportunity and nimbleness to expand rapidly into new geographic areas as well as new verticals which relate to small business, start up data and transactions.

### Why Show Investment Interest? 📩

- The people matter in investing and our CEO and Founding Investor has invested over $200,000 into this business and has successfully built a legal tech business which was sold to a public company. The valuation of CrowdLustro may increase once the features that we are currently developing are

launched and made available to users.

- Other companies have raised money in this sector at far higher valuations. The capital raised will be used to fund further development of the various platforms, additional staff to work on marketing and monetization opportunities, debt service for the existing debt and for potential acquisitions of related businesses. Our CEO has committed to draw no salary from this fund raise.

### Looking Ahead 📆

- Our 5-year plan will see us aggregating all Reg CF, Reg D, and Reg A+ offerings taking place, including all international offerings. The international crowdfunding market is huge. Further, we plan to have partnerships and APIs in place with as many CF portals as possible.
- We plan to introduce a paid membership tier of features geared towards accredited investors and services allowing Reg CF investors to monitor their portfolio of crowdfunding investments. This would include annual report tracking, single sign-on functionalities, quantitative analytics, and much more.
- SoCapital will cover the global

crowdfunding market, including donation and rewards based markets. **The Club Seat** (awaiting a launch) will cover the entire US small business for sale market with opportunities for entrepreneurs and business brokers to advertise on our platform while also gathering much needed small business data.

***Ready to invest in us? Click the blue "Invest Now" button at the top of this page and enter an amount ($) you'd consider investing in our company!***

## Use of Proceeds


Intermediary Fee
Professional Fees
Tech Development
Future Wages
Working Capital
Marketing

*Minimum Raise ($100,000)*


Intermediary Fee
6.5%
Professional Fees
1.2%
General Corporat...
31.4%
Mobile App Devel...
6.0%
Working Capital
10.0%
Marketing
10.0%
Future Wages
20.0%
Tech Development
15.0%

*Maximum Raise ($1,235,000)*

## Key Deal Facts

- Organizing the growing amount of data in the equity crowdfunding space through an intuitive and easy to use system and our Contributor model where investors contribute to the diligence allows us to leverage the knowledge of "The Crowd". Leveraging the power of "The Crowd" is the most interesting aspect of CrowdLustro when comparing us to our industry competitors.

- This is the only model that makes sense long-term in this industry given the sheer number of deals (and relatively small size) happening at any one time. The quantitative analysis does not do the entire job because many of the companies have no operating history.

## Team



**Michael Knox**
CEO & Founding Investor

Mike is a former Wall Street Hedge Fund Manager and has successfully exited a previous business to a public company. Mike has



extensive knowledge in the crowdfunding space, holds various private equity investments in early-stage startups and owns a successful private equity firm which has financed 100% of CrowdLustro's expenses to date.

**Cigdem Hughes**
Financial Officer 💰

Cigdem has over 23 years



of corporate finance, operations, and executive management experience. Cigdem has helped launch startup enterprises as well as managed successful turnaround engagements and investor relations for over 2400 shareholders.



Ivan Krasko

Lead Web Developer 🖥️

Ivan is a full-stack web developer with 6+ years of experience (main skills in PHP and JS). Ivan has managed several large web projects in the past involving the development of different modules along with configurations of gitlab CI/CD and Dev/Prod servers.



**Damaris Torrent**

Senior Project Coordinator

Damaris has over 20 years of experience managing complex, data-intensive projects. Damaris is able to strategically divide large projects into pieces, setting up complicated assignments for success.



**Eric Legenza**

Operations Analyst 🔍

Eric has a successful track record of reaching objectives through technical analysis of operations and implementation of strategies engineered to move businesses forward.



**Manish Aggarwal**

Team Advisor

Manish has an extensive Wall Street background, is an experienced startup operator, and has previously had a highly successful exit to a public company. Manish knows what it takes to design and scale a startup.



**Bill Moore**

Team Advisor 📋

Bill has a strong Wall Street portfolio management background and was previously involved with a Wall Street analytics startup. Bill has extensive equity research knowledge and is proving to be an invaluable member of our advisory board.

# CrowdLustro Launches Independent "Test the Waters" Feature

Avg read time: 2 minutes

**Mount Pleasant, South Carolina Nov 18, 2022** (Issuewire.com) - CrowdLustro, an equity crowdfunding, collectible, NFT, and alternative asset aggregator, has just launched a new feature on its platform called "Test the Waters." This new feature allows startups to determine their capacity to raise capital without having to go through the costly process of filing a Form C with the SEC beforehand and without having to pay the accounting and professional fees required when launching a crowdfunding

campaign.

Creating a Test the Waters Campaign is a means for business owners to discover their company's true potential to raise money before launching an official crowdfunding campaign. The exponential growth in crowdfunding has created the need for an independent provider of the Test the Waters process. "CrowdLustro is proud to continue its support for entrepreneurs looking to raise capital and our unique Test the Waters feature allows companies to determine their ability to raise capital prior to committing to a specific funding portal," said Michael Knox, CEO and Founding Investor of CrowdLustro.

CrowdLustro's campaign editor makes setting up and launching a Test the Waters Campaign easy for companies. Simply fill in the five steps, select a package, and your campaign is live and ready for you to drive followers and fans to your deal page. The software saves all of the information about the campaign, including the investors that have shown investment interest, which will be passed on to the funding portal used if an official campaign is launched. CrowdLustro's process is fully compliant with SEC regulations.

**About CrowdLustro**

CrowdLustro is an aggregation and diligence platform for equity crowdfunding, collectibles, NFTs, and other alternative assets. CrowdLustro assists new and experienced investors in their research and analysis of equity crowdfunding deals by aggregating investment opportunities offered across all FINRA-registered crowdfunding portals. CrowdLustro and its sister company SoCapital are both owned by Crowd Diligence Inc. Both platforms have received investments and are controlled by Gold Ridge Asset Management LLC.

**Media Contact**

CrowdLustro

eric@crowdlustro.com

Source : CrowdLustro

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